Exhibit 3.2

CERTIFICATE OF AMENDMENT

OF

ARTICLES OF INCORPORATION

JACK A. SWEENEY and THOMAS McCULLOUGH certify that:

1.                   They are the duly elected and acting Chairman of the Board and Chief Executive Officer, and the Corporate Secretary, respectively, of First Regional Bancorp, a California corporation (the “Corporation”);

2.                   Article FOUR of the Articles of Incorporation of the Corporation is amended to read as follows:

“This Corporation is authorized to issue one class of shares of stock; the total number of said shares is one hundred fifty million (150,000,000).  Upon the amendment of this article to read as herein set forth, each outstanding share of stock is split up and converted into three shares.”

3.                   The amendment herein set forth has been duly approved by the board of directors of the Corporation.

4.                   The Corporation has only one class of shares outstanding and the amendment effects only a stock split and an increase in the authorized number of shares in proportion to the stock split.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this Certificate are true and correct of our own knowledge.

Dated:  July 31, 2006

/s/ Jack A. Sweeney
Jack A. Sweeney, Chairman of the Board
and Chief Executive Officer

/s/ Thomas McCullough
Thomas McCullough, Corporate Secretary